Media Release 10 August 2021

Exhibit 99.3
James Hardie Industries Announces Record First Quarter
Fiscal Year 2022 Results

Delivered Record Quarterly Net Sales, Adjusted EBIT & Adjusted Net Income

Global Net Sales +35% to US$843.3 Million for the First Quarter

Adjusted Net Income +50% to US$134.2 Million for the First Quarter

Raises Fiscal Year 2022 Adjusted Net Income Guidance Range to US$550 Million and US$590 Million from US$520 Million and US$570 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced record results for its first quarter fiscal year 2022, the three month period ending 30 June 2021.

First Quarter Fiscal Year 2022 Highlights, Compared to First Quarter Fiscal Year 2021, as Applicable:

•North America Fiber Cement Segment Net Sales increased +28% to US$577.1 million and Adjusted EBIT increased +29% to US$169.3 million in US Dollars, with an Adjusted EBIT margin of 29.3%
•Europe Building Products Segment Net Sales increased +37% to €103.3 million and Adjusted EBIT increased +575% to €13.5 million Euros, with an Adjusted EBIT margin expansion of 1,020 basis points to 13.1%
•Asia Pacific Fiber Cement Segment Net Sales increased +33% to A$184.1 million and Adjusted EBIT increased +50% to A$50.4 million in Australian Dollars, with an Adjusted EBIT margin expansion of 300 basis points to 27.4%
•Global Adjusted EBIT increased +45% to US$180.5 million, with an Adjusted EBIT Margin expansion of 150 basis points to 21.4%
•Global Net Sales increased +35% on Global Volume growth of +25%, as all three regions start to build momentum on executing the global strategy of driving high value product mix penetration

James Hardie CEO, Dr. Jack Truong, said, “I am very pleased that this first quarter marked our ninth consecutive quarter of delivering growth above market and strong returns. In our investor day at the end of May, we described our three critical initiatives for fiscal year 2022 through fiscal year 2024: (1) market directly to homeowners to accelerate demand creation, (2) penetrate and drive profitable growth in existing and new segments and (3) commercialize global innovations by expanding into new categories. Further, we discussed our focus on driving a high value product mix in all three regions.

We are making good progress on our stated global strategy. Globally, we continue to enable our customers to make more money by selling more James Hardie products. Our high value product mix provides homeowners with products that combine long lasting beauty and endless design possibilities, with trusted protection and low maintenance.” Dr. Truong continued, “During the first quarter we took an important step in our innovation journey, commercializing Hardie ® Textured Panels in North America, Hardie™ Fine Texture Cladding in Australia, and Hardie ® VL Plank in Europe. I am even more excited about the innovation pipeline that our team continues to relentlessly focus on, as we strive to truly transform the way the world builds.”

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Media Release 10 August 2021

Commenting on the first quarter financial results, Dr. Truong stated, “Globally, Net Sales grew +35% on volume growth of +25%, as our teams in each region started to gain momentum in delivering more value to the market via the execution of our high value product mix strategy.

The shift to a high value product mix, along with our standard annual price increases, drove 10% price/mix growth globally, while we also drove strong volume growth of +25% globally. Further, Global Adjusted EBIT increased +45% with global Adjusted EBIT margin expansion of 150 basis points, as we remain focused on our mission to be a high-performance global company that delivers organic growth above market with strong returns, consistently.

The success of our strategy is evidenced by Adjusted EBIT margin improvement globally and in all three regions. The shift to driving growth with a high value product mix and the continued execution of LEAN enabled us to invest significantly in growth (Global SG&A increased 36%) and absorb higher input and freight costs, while improving our margins."

First Quarter Fiscal Year 2022 Results Compared to First Quarter Fiscal Year 2021 Results

Global: Global Net Sales of US$843.3 million increased 35% while Global Adjusted EBIT increased 45% to US$180.5 million. Global Adjusted Net Income increased 50% to US$134.2 million, compared to US$89.3 million. Global Adjusted EBIT margin expanded 150 basis points to 21.4% with continued operational improvement across all three operating regions: North America, Europe and Asia Pacific. For reference, in Q1 FY21, Net Sales were down -5% and adjusted EBIT was flat versus Q1 FY20.

North America Fiber Cement Segment: Net Sales increased 28% to US$577.1 million, driven by good momentum in the execution of our high value product mix strategy (strong price/mix growth of +7%) and strong volume growth of 21%. Execution of our push/pull strategy continued to deliver market share gains with exteriors volume growth of 23%. LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver 29% Adjusted EBIT growth at a 29.3% Adjusted EBIT margin. For reference, in Q1 FY21, Net Sales were flat and Adjusted EBIT increased 15% versus Q1 FY20.

Dr. Truong remarked, “Our North America business delivered record quarterly net sales and volume in the first quarter, with strong early momentum in the execution of our high value product mix strategy. With our commercial team partnering closely with our customers, our focus on creating demand by marketing directly to the homeowners, and the additional capacity provided by our ramp up of Prattville, we believe we are poised to continue to drive strong net sales growth and continue to gain market share throughout fiscal year 2022.”

Europe Building Products Segment: Adjusted EBIT increased to €13.5 million in Euros, compared to €2.0 million, resulting in a significant expansion in Adjusted EBIT margin to 13.1%. Net sales increased 37% to €103.3 million in Euros, as we partnered with our customers to drive a high value product mix, including fiber cement net sales growth of 91%. Adjusted EBIT margin expansion was driven by the strong net sales result and LEAN manufacturing savings, partially offset by higher input costs.

Asia Pacific Fiber Cement Segment: Adjusted EBIT grew 50% in Australian Dollars to A$50.4 million, at an Adjusted EBIT margin of 27.4%, an expansion of 300 basis points. Net sales increased 33% in Australian Dollars to A$184.1 million as all three countries drove significant volume growth. Similar to North America and Europe, our Australia and New Zealand businesses gained traction and momentum in the execution of our high value product mix strategy, with ANZ price/mix growth of +6% growth in net sales while also delivering double digit volume growth.

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Capital Resources

Strong operating cash flow generation of US$184.1 million in the first quarter was driven by continuous improvement in our LEAN manufacturing performance, strong profitable organic sales growth and the integration of our supply chain with our customers. Working capital improved by US$30.5 million during the first quarter of fiscal year 2022. We achieved global LEAN savings of US$130.1 million over the 27-month period since inception of LEAN, including US$94.6 million LEAN savings in North America.

James Hardie CFO, Jason Miele, stated, “We continued to deliver strong cash flow generation in the first quarter, with operating cash flow of US$184.1 million. Our capital allocation focus remains to enable investment in organic growth, including marketing directly to the homeowner, commercializing market-driven product innovations and global capacity expansion."

Outlook and Earnings Guidance
Based on the continued, strong execution of the global strategy across all three regions and the expectation for continued residential and market growth in the USA, the Company is raising its guidance for fiscal year 2022, ending 31 March 2022. Management now expects fiscal year 2022 Adjusted Net Income to be between US$550 million and US$590 million, compared to the prior range of US$520 million and US$570 million. The comparable prior year Adjusted Net Income for fiscal year 2021 was US$458.0 million.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic. James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which it operates, and the continuing impact of the pandemic on the Company’s business and future financial performance remains uncertain.

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Key Financial Information

	Q1 FY22		Q1 FY21		Change

Group (US$ millions)
Net Sales		$843.3		$626.3	35%
Adjusted EBIT		180.5		124.9	45%
Adjusted EBIT Margin	21.4%		19.9%		1.5 pts
Adjusted Net Income		134.2		89.3	50%
Operating Cash Flow		184.1		189.2	(3%)

North America Fiber Cement (US$ millions)
Net Sales		$577.1		$451.8	28%
Adjusted EBIT		169.3		130.9	29%
Adjusted EBIT Margin	29.3%		29.0%		0.3 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	A$	184.1	A$	138.7	33%
Adjusted EBIT		50.4		33.6	50%
Adjusted EBIT Margin	27.4%		24.4%		3.0 pts

Europe Building Products (€ millions)
Net Sales		€103.3		€75.4	37%
Adjusted EBIT		13.5		2.0	575%
Adjusted EBIT Margin	13.1%		2.9%		10.2 pts

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Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the first quarter ended 30 June 2021 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors and media on Tuesday 10 August 2021, 9:00am Sydney, Australia time (Monday 9 August 2021, 7:00pm New York City, USA time). Analysts, investors and media can access the management briefing via the following:
•Live Webcast: https://edge.media-server.com/mmc/p/rv3upsv8
•Live Teleconference Registration: https://s1.c-conf.com/DiamondPass/10014938-iu64eb.html
All participants wishing to join the teleconference will need to pre-register by navigating to
https://s1.c-conf.com/DiamondPass/10014938-iu64eb.html
Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
•Webcast Replay: Will be available two hours after the Live Webcast concludes at
https://ir.jameshardie.com.au/jh/results_briefings.jsp

Use of Non-GAAP Financial Information; Australian Equivalent Terminology
This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2021.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2021.

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Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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